Exhibit 99.1

FinVolution Group Reports Third Quarter 2021 Unaudited Financial Results

-Total Transaction Volume continue record-breaking momentum reaching RMB38.1 billion-

-Third consecutive quarter with over 1 million new global borrowers-

SHANGHAI, November 18, 2021 /PRNewswire/ – FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

	For the Three Months Ended		YoY Change
	September 30, 2020	September 30, 2021
Total No. of New Individual Borrowers[3] (’000)	408	1,184	190.2%
New Individual Borrowers China’s Mainland (’000)	207	827	299.5%
New Individual Borrowers International (’000)	201	357	77.6%
No. of Small Business Owners served in China’s Mainland (’000)	98	488	398.0%
Total Transaction Volume[4]	17.3	38.1	120.2%
Transaction Volume China’s Mainland (RMB in billion)	17.0	37.1	118.2%
Transaction Volume International (RMB in billion)	0.3	1.0	233.3%

Third Quarter 2021 Operational Highlights

Third consecutive quarter with over 1 million new global borrowers

•	Total cumulative registered users[1] reached 135.6 million as of September 30, 2021.

•	Total number of unique borrowers[2] was 3.9 million as of September 30, 2021.

•	Total number of new borrowers[3] was 1.18 million, an increase of 190.2% compared to the same period of 2020.

Total Transaction Volume and outstanding loan balances continue record breaking momentum

•	Total Transaction Volume reached RMB38.1 billion, an increase of 120.2% compared to the same period of 2020.

•	Transaction volume facilitated for total new borrowers[5] was RMB7.2 billion, an increase of 287.8% compared to the same period of 2020.

•	Total outstanding principal of loans reached RMB45.0 billion, an increase of 100.9% compared to the same period of 2020.

Small business owner’s loans continue to scale up with steady growth

•	Transaction volume facilitated for small business owners was RMB7.9 billion, representing 20.7% of Total Transaction Volume.

•	Total number of small business owners served in the third quarter of 2021 was 488.0 thousand, an increase of 398.0% compared to the same period of 2020.

International expansion continues to accelerate with diversified business models

•	Number of new borrowers acquired in the International Markets reached 357.0 thousand, an increase of 77.6% compared to the same period of 2020.

•	Entered into a strategic cooperation with PT Bank Jago, increasing loan facilitation capabilities and broadening presence across different market segments in Indonesia.

•	Commenced Buy-Now-Pay-Later cooperation with e-commerce partners in Indonesia.

•	Transaction volume facilitated in the International Markets exceeded RMB1.0 billion, an increase of 233.3% compared to the same period of 2020.

More operational highlights

•	Executed initial issuance of RMB200 million asset-backed-securities (“ABS”) which was listed on and traded on China’s Shenzhen Stock Exchange.

•	90 day+ delinquency ratio[6] was 1.04% as of September 30, 2021, compared to 3.4% in the same period of 2020.

•	Average loan size[7] was RMB5,102 for the third quarter of 2021, compared to RMB4,095 in the same period of 2020.

•	Average loan tenor[8] was 8.2 months for the third quarter of 2021.

Third Quarter 2021 Financial Highlights

Sustainable growth with progressive improvement

•	Net revenue was RMB2,525.1 million (US$391.9 million) for the third quarter of 2021, an increase of 40.8% from RMB1,793.3 million compared to the same period of 2020.

•	Operating profit was RMB729.9 million (US$113.3 million) for the third quarter of 2021, an increase of 5.9% from the same period of 2020.

•

Non-GAAP adjusted operating income[9], which excludes share-based compensation expenses before tax, was RMB751.3 million (US$116.6 million) for the third quarter of 2021, an increase of 7.7% from the same period of 2020.

•

Diluted net profit per American depositary share (“ADS”) was RMB2.15 (US$0.33) and diluted net profit per share was RMB0.43 (US$0.07) , an increase of 4.9% from the same period of 2020. Non-GAAP diluted net profit per ADS was RMB2.21 (US$0.34) and non-GAAP diluted net profit per share was RMB0.44 (US$0.07), an increase of 6.3% from the same period of 2020. Each ADS of the Company represents five ordinary shares of the Company.

[1]	On a cumulative basis, total number of users registered on the Company’s platforms as of September 30, 2021.

[2]	Represents the total number of borrowers whose transactions were facilitated on the Company’s platforms during the period presented.

[3]	Represents the total number of new borrowers on the Company’s platforms during the period presented.

[4]	Represents total transaction volume facilitated on the Company’s platforms during the period presented.

[5]	Represents transaction volume facilitated for total number of new borrowers on the Company’s platforms during the period presented.

[6]

“90 day+ delinquency ratio” refers to the outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on the Company’s platform as of a specific date. Loans that originated outside China’s Mainland are not included in the calculation.

[7]	Represents the average loan size on the Company’s platform in China’s Mainland during the period presented.

[8]	Represents the average loan tenor period on the Company’s platform in China’s Mainland during the period presented.

[9]	Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating income.

Mr. Feng Zhang, the Chief Executive Officer of FinVolution, commented, “Given our stronger-than-expected results, greater confidence in business trends and successful strategy execution, we have raised our total transaction volume outlook for 2021. We now expect transaction volume for the year to reach between RMB130 billion and RMB135 billion, representing a year-over-year increase in the range of 102.8% to 110.6%, above our prior guidance of RMB100 billion to RMB120 billion.”

“Total transaction volume maintained its strong growth trajectory during the third quarter, reaching a new record high of RMB38.1 billion, representing an increase of 120.2% year over year and 14.1% sequentially.”

“Transaction volume for small business owners grew rapidly to RMB7.9 billion, accounting for 20.7% of total transaction volume for the period. The total number of small business owners we served in the third quarter grew to 488 thousand, representing a 19.6% increase from the previous quarter.”

“Our international expansion continues to flourish. During the third quarter, we strengthened our local partnerships and generated over RMB1 billion in transaction volume. Our strategic cooperation with PT Bank Jago increased our loan facilitation capabilities and broadened our presence across different market segments in Indonesia. We have also teamed up with local e-commerce partners to launch operations in the Buy-Now-Pay-Later sector. Looking ahead, we will continue to pursue premium quality growth in China while capturing massive growth opportunities in international markets,” concluded Mr. Zhang.

Mr. Jiayuan Xu, the Chief Financial Officer of FinVolution, commented, “We successfully issued and listed our first ABS on China’s Shenzhen Stock Exchange, marking an important milestone in our strategic transition towards better quality borrowers. With the diversification in funding sources through different avenues, we expect future improvement in funding efficiency. Our profitability also continued to improve with non-GAAP operating profit9 of RMB751.3 million, an increase of 7.7% year over year and a sequential increase of 3.5%. These results are a powerful testament to our effective business strategy and skillful execution,” concluded Mr. Xu.

Third Quarter 2021 Financial Results

Net revenue for the third quarter of 2021 increased by 40.8% to RMB2,525.1 million (US$391.9 million) from RMB1,793.3 million in the same period of 2020, primarily due to the increase in loan facilitation service fees and post facilitation service fees.

Loan facilitation service fees increased by 121.1% to RMB1,075.1 million (US$166.8 million) for the third quarter of 2021 from RMB486.3 million in the same period of 2020, primarily due to the increase in transaction volume.

Post-facilitation service fees increased by 123.8% to RMB361.2 million (US$56.1 million) for the third quarter of 2021 from RMB161.4 million in the same period of 2020, primarily due to the increase in outstanding loans serviced by the Company and the rolling impact of deferred transaction fees.

Guarantee income was RMB644.5 million (US$100.0 million) for the third quarter of 2021 compared to RMB747.1 million in the same period of 2020, as a result of improved asset quality. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment. As we transitioned our business towards better quality borrowers, the fair value of quality assurance commitment upon loan origination decreased due to better asset quality which resulted in the decrease in guarantee income.

Net interest income increased by 27.5% to RMB332.6 million (US$51.6 million) for the third quarter of 2021 from RMB260.9 million in the same period of 2020, primarily due to increase in transaction volume originated in the international markets.

Other revenue decreased by 18.8% to RMB111.7 million (US$17.3 million) for the third quarter of 2021 from RMB137.6 million in the same period of 2020, primarily due to the decrease in customer referral fees from other third-party platforms.

Origination and servicing expenses increased by 35.6% to RMB459.6 million (US$71.3 million) for the third quarter of 2021 from RMB338.9 million in the same period of 2020, primarily due to the increase in employees’ expenditure and fees paid to third party service providers.

Sales and marketing expenses increased by 236.1% to RMB387.5 million (US$60.1 million) for the third quarter of 2021 from RMB115.3 million in the same period of 2020, primarily due to the increase in online customer acquisition expenses as a result of increased efforts in acquiring new borrowers on the Company’s platform.

Research and development expenses increased by 12.4% to RMB104.5 million (US$16.2 million) for the third quarter of 2021 from RMB93.0 million in the same period of 2020, due to increased investments in technology development.

General and administrative expenses increased by 16.9% to RMB123.2 million (US$19.1 million) for the third quarter of 2021 from RMB105.4 million in the same period of 2020, due to increased expenditures in employees benefits.

Provision for accounts receivables and other receivables decreased by 6.3% to RMB32.9 million (US$5.1 million) for the third quarter of 2021, from RMB35.1 million in the same period of 2020 as a result of improved credit quality partially offset by the increase in outstanding loan balances.

Provision for loans receivables was RMB142.5 million (US$22.1 million) for the third quarter of 2021, compared with RMB90.0 million in the same period of 2020, and the increase was primarily due to the higher transaction volume originated in international markets.

Credit losses for quality assurance commitment were RMB545.1 million (US$84.6 million) for the third quarter of 2021 compared to RMB326.6 million in the same period of 2020, primarily due to the increase in outstanding loan balances partially offset by improved asset quality.

Operating profit increased by 5.9% to RMB729.9 million (US$113.3 million) for the third quarter of 2021 from RMB689.0 million in the same period of 2020.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB751.3 million (US$116.6 million) for the third quarter of 2021, representing an increase of 7.7% from RMB697.6 million in the same period of 2020.

Other income decreased by 43.7% to RMB14.8 million (US$2.3 million) for the third quarter of 2021 from RMB26.3 million in the same period of 2020, mainly due to fair value change of investments.

Income tax expenses were RMB112.2 million (US$17.4 million) for the third quarter of 2021, compared with RMB118.4 million in the same period of 2020, and the decrease was mainly due to change in preferential tax rate for certain qualified subsidiaries, partially offset by the increase in pre-tax profit.

Net profit was RMB632.4 million (US$98.2 million) for the third quarter of 2021, compared to RMB596.9 million in the same period of 2020.

Diluted net profit per ADS was RMB2.15 (US$0.33) and diluted net profit per share was RMB0.43 (US$0.07), an increase of 4.9% year over year. Non-GAAP diluted net profit per ADS was RMB2.21 (US$0.34) and Non-GAAP diluted net profit per share was RMB0.44 (US$0.07), an increase of 6.3% year over year. Each ADS represents five Class A ordinary shares of the Company.

As of September 30, 2021, the Company had cash and cash equivalents of RMB3,349.8 million (US$519.9 million) and short-term investments, mainly in wealth management products, of RMB1,738.6 million (US$269.8 million).

The following table provides the delinquency rates for all outstanding loans on the Company’s platform in China’s Mainland as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2019	0.80%	1.61%	1.45%	1.29%	1.31%	1.20%
June 30, 2019	0.86%	1.42%	1.37%	1.19%	1.26%	1.21%
September 30, 2019	0.90%	1.50%	1.35%	1.31%	1.17%	1.20%
December 31, 2019	1.34%	2.40%	1.86%	1.76%	1.62%	1.53%
March 31, 2020	1.34%	3.03%	2.33%	2.44%	2.64%	2.17%
June 30, 2020	0.71%	1.36%	1.70%	2.00%	2.75%	2.38%
September 30,2020	0.46%	0.72%	0.74%	0.90%	1.07%	1.43%
December 31, 2020	0.35%	0.55%	0.48%	0.52%	0.49%	0.55%
March 31, 2021	0.29%	0.52%	0.43%	0.39%	0.38%	0.36%
June 30, 2021	0.30%	0.45%	0.39%	0.32%	0.36%	0.33%
September 30, 2021	0.34%	0.51%	0.43%	0.39%	0.33%	0.32%

The following chart display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage in China’s Mainland for all loan products facilitated through the Company’s online platform as of September 30, 2021:

Business Outlook

With the COVID-19 recent resurgence in China and other regions around the world, the Company will continue to closely monitor the pandemic situation and remain vigilant in its business operations. As such, the Company holds a cautious view on its operations and anticipates its transaction volume guidance for the full year 2021 to be in the range of RMB130 billion to RMB135 billion, representing a year-over-year increase of 102.8% to 110.6%, above its prior guidance of RMB100 billion to RMB120 billion.

The above forecast is based on current market conditions and reflects the Company’s current preliminary views and expectations with respect to market and operational conditions, the regulatory and operating environment, as well as customer and institutional investor demands, all of which are subject to change.

Shares Repurchase Program Update

On November 17, 2021, the board of directors of the Company approved an extension of the Company’s existing US$60 million share repurchase program for another twelve months, effective January 1, 2022 through December 31, 2022. Since August 25, 2020, in accordance with the Company’s existing share repurchase program, the Company has repurchased its own Class A ordinary shares in the form of ADS in the amount of US$20.3 million. As such, the Company is authorized to repurchased its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$39.7 million through December 31, 2022. The share repurchase program shall be subject to general business conditions and market conditions.

As of November 17, 2021, in combination with the Company’s previous repurchase programs, the Company had repurchased its own Class A ordinary shares in the form of ADSs with an total aggregate value of approximately US$131.4 million

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 18, 2021 (8:00 PM Beijing/Hong Kong time on November 18, 2021).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
Canada (toll free):	1-855-669-9657
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland, China:	400-120-1203

Participants please dial-in at least five minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until November 25, 2021, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
Canada (toll free):	1-855-669-9658
International:	1-412-317-0088
Replay Access Code:	10161823

About FinVolution Group

FinVolution Group is a leading fintech platform in China connecting underserved individual borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of September 30, 2021, the Company had over 135.6 million cumulative registered users.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use Non-GAAP operating profit, Non-GAAP basic and diluted net profit per share and per ADS which are Non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted operating profit helps identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that adjusted operating profit provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating profit, Non-GAAP basic and diluted net profit per share and per ADS are not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. These Non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this Non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4434 to US$1.00, the rate in effect as of September 30, 2021 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of September 30,
	2020	2021
	RMB	RMB	USD
Assets
Cash and cash equivalents	2,632,174	3,349,759	519,874
Restricted cash	3,484,227	3,915,870	607,733
Short-term investments	1,970,958	1,738,575	269,823
Investments	950,515	972,277	150,895
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB223,514 and RMB245,367 as of December 31, 2020 and September 30, 2021, respectively	1,121,554	977,564	151,716
Intangible assets	98,947	98,947	15,356
Property, equipment and software, net	93,876	114,142	17,715
Loans receivable, net of credit loss allowance for loans receivable of RMB382,012 and RMB366,982 as of December 31, 2020 and September 30, 2021, respectively	2,354,882	1,539,951	238,997
Accounts receivable, net of credit loss allowance for accounts receivable of RMB188,725 and RMB255,354 as of December 31, 2020, and September 30, 2021, respectively	863,906	1,589,293	246,654
Deferred tax assets	155,758	329,147	51,083
Right of use assets	54,968	33,967	5,272
Prepaid expenses and other assets	1,050,009	1,558,433	241,865
Goodwill	50,411	50,411	7,824

Total assets	14,882,185	16,268,336	2,524,807

Liabilities and Shareholders’ Equity
Payable to platform customers	103,453	83,947	13,028
Deferred guarantee income	1,259,396	1,129,076	175,230
Expected credit losses for quality assurance commitment	2,390,501	2,918,423	452,932
Payroll and welfare payable	220,989	190,656	29,589
Taxes payable	154,398	103,532	16,068
Funds payable to investors of consolidated trusts	1,661,841	1,023,251	158,806
Contract liability	3,447	2,085	324
Deferred tax liabilities	103,548	112,964	17,532
Accrued expenses and other liabilities	510,986	647,899	100,552
Leasing liabilities	43,296	19,971	3,099

Total liabilities	6,451,855	6,231,804	967,160

Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	16
Additional paid-in capital	5,659,990	5,676,879	881,038
Treasury stock	(401,621)	(342,761)	(53,196)
Statutory reserves	458,058	458,058	71,089
Accumulated other comprehensive income	(5,142)	(2,754)	(425)
Retained Earnings	2,651,918	4,187,442	649,881

Total FinVolution Group shareholders’ equity	8,363,306	9,976,967	1,548,403

Non-controlling interest	67,024	59,565	9,244

Total shareholders’ equity	8,430,330	10,036,532	1,557,647

Total liabilities and shareholders’ equity	14,882,185	16,268,336	2,524,807

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue:
Loan facilitation service fees	486,291	1,075,070	166,848	1,265,565	2,789,100	432,862
Post-facilitation service fees	161,376	361,192	56,056	497,236	887,236	137,697
Guarantee income	747,143	644,520	100,028	2,718,598	1,969,407	305,647
Net interest income	260,931	332,597	51,618	909,046	921,514	143,017
Other revenue	137,592	111,733	17,341	319,650	454,848	70,591

Net revenue	1,793,333	2,525,112	391,891	5,710,095	7,022,105	1,089,814

Operating expenses:
Origination and servicing expenses	(338,879)	(459,569)	(71,324)	(860,689)	(1,327,627)	(206,044)
Sales and marketing expenses	(115,305)	(387,468)	(60,134)	(273,254)	(1,194,878)	(185,442)
Research and development expenses	(92,988)	(104,505)	(16,219)	(263,941)	(302,936)	(47,015)
General and administrative expenses	(105,392)	(123,219)	(19,123)	(303,772)	(361,973)	(56,177)
Provision for accounts receivable and other receivable	(35,143)	(32,878)	(5,103)	(91,539)	(120,106)	(18,640)
Provision for loans receivable	(89,986)	(142,526)	(22,120)	(505,698)	(243,243)	(37,751)
Credit losses for quality assurance commitment	(326,610)	(545,095)	(84,597)	(1,699,231)	(1,381,087)	(214,341)

Total operating expenses	(1,104,303)	(1,795,260)	(278,620)	(3,998,124)	(4,931,850)	(765,410)

Operating profit	689,030	729,852	113,271	1,711,971	2,090,255	324,404

Other income, net	26,314	14,777	2,293	114,393	83,305	12,929

Profit before income tax expense	715,344	744,629	115,564	1,826,364	2,173,560	337,333
Income tax expenses	(118,398)	(112,181)	(17,410)	(355,045)	(327,926)	(50,893)

Net profit	596,946	632,448	98,154	1,471,319	1,845,634	286,440
Net profit attributable to non-controlling ,interest shareholders	(5,719)	(3,892)	(604)	(7,442)	(7,459)	(1,158)
Net profit attributable to FinVolution Group	602,665	636,340	98,758	1,478,761	1,853,093	287,598

Foreign currency translation adjustment, net of nil tax	(37,082)	4,264	662	(34,820)	2,388	371

Total comprehensive income attributable to FinVolution Group	565,583	640,604	99,420	1,443,941	1,855,481	287,969

Weighted average number of ordinary shares used in computing net income per share
Basic	1,453,795,176	1,424,864,643	1,424,864,643	1,496,832,088	1,417,509,224	1,417,509,224
Diluted	1,467,348,248	1,481,375,238	1,481,375,238	1,509,090,474	1,481,579,205	1,481,579,205
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.41	0.45	0.07	0.99	1.31	0.21
Diluted	0.41	0.43	0.07	0.98	1.25	0.19
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.07	2.23	0.35	4.94	6.54	1.01
Diluted	2.05	2.15	0.33	4.90	6.25	0.97

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	791,240	136,837	21,237	1,458,450	411,189	63,816
Net cash provided by/(used in) investing activities	(175,887)	63,027	9,782	(389,740)	1,738,655	269,835
Net cash provided by/(used in) financing activities	(602,873)	328,444	50,973	(2,035,703)	(996,113)	(154,594)
Effect of exchange rate changes on cash and cash equivalents	(28,131)	4,161	645	(21,267)	(4,503)	(701)
Net increase/(decrease) in cash, cash equivalent and restricted cash	(15,651)	532,469	82,637	(988,260)	1,149,228	178,356
Cash, cash equivalent and restricted cash at beginning of period	5,038,136	6,733,160	1,044,970	6,010,745	6,116,401	949,251
Cash, cash equivalent and restricted cash at end of period	5,022,485	7,265,629	1,127,607	5,022,485	7,265,629	1,127,607

FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues	1,793,333	2,525,112	391,891	5,710,095	7,022,105	1,089,814
Less: total operating expenses	(1,104,303)	(1,795,260)	(278,620)	(3,998,124)	(4,931,850)	(765,410)
Operating Income	689,030	729,852	113,271	1,711,971	2,090,255	324,404
Add: share-based compensation expenses	8,600	21,437	3,327	25,329	58,289	9,046
Non-GAAP adjusted operating income	697,630	751,289	116,598	1,737,300	2,148,544	333,450
Operating Margin	38.4%	28.9%	28.9%	30.0%	29.8%	29.8%
Non-GAAP operating margin	38.9%	29.8%	29.8%	30.4%	30.6%	30.6%
Non-GAAP adjusted operating income	697,630	751,289	116,598	1,737,300	2,148,544	333,450
Add: other income, net	26,314	14,777	2,293	114,393	83,305	12,929
Less: income tax expenses	(118,398)	(112,181)	(17,410)	(355,045)	(327,926)	(50,893)
Less: tax effects on non-GAAP adjustments	(1,323)	(2,786)	(432)	(3,971)	(9,708)	(1,506)
Non-GAAP net profit	604,223	651,099	101,049	1,492,677	1,894,215	293,980
Net profit attributable to non-controlling ,interest shareholders	(5,719)	(3,892)	(604)	(7,442)	(7,459)	(1,158)
Non-GAAP net profit attributable to FinVolution Group	609,942	654,991	101,653	1,500,119	1,901,674	295,138
Weighted average number of ordinary shares used in computing net income per share
Basic	1,453,795,176	1,424,864,643	1,424,864,643	1,496,832,088	1,417,509,224	1,417,509,224
Diluted	1,467,348,248	1,481,375,238	1,481,375,238	1,509,090,474	1,481,579,205	1,481,579,205
Non-GAAP net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.42	0.46	0.07	1.00	1.34	0.21
Diluted	0.42	0.44	0.07	0.99	1.28	0.20
Non-GAAP net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.10	2.30	0.36	5.01	6.71	1.04
Diluted	2.08	2.21	0.34	4.97	6.42	1.00